QUARTET MERGER CORP.
777 Third Avenue, 37th Floor
New York, New York 10117

October 24, 2013

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Quartet Merger Corp. (the "Company")
Registration Statement on Form S-1
(File No. 333-191129) (the "Registration Statement")

Dear Mr. Mancuso:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Monday, October 28, 2013 or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

QUARTET MERGER CORP.

By:	/s/ Eric S. Rosenfeld
Name: Eric S. Rosenfeld
Title: Chief Executive Officer

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

October 24, 2013

Re:	Quartet Merger Corp. (the “Company”)
Registration Statement on Form S-1
Registration No. 333-191129

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 10, 2013 and the date hereof the number of Preliminary Prospectuses dated October 10, 2013, which were furnished to 2 prospective underwriters and 9 selected dealers and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 763.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Washington D.C. time on October 28, 2013 or as soon as practicable thereafter.

Very truly yours,

EarlyBirdCapital, Inc.

By:	/s/ Steven Levine
Name:	Steven Levine
Title:	Chief Executive Officer